SCOTIA PACIFIC COMPANY LLC


                         SUPPLEMENT DATED MARCH 19, 1999
                      TO PROSPECTUS DATED DECEMBER 30, 1998

      This Supplement (the "Supplement") supplements the Prospectus (the "Prospectus") dated December 30, 1998 issued by Scotia Pacific Company LLC in connection with its exchange offer relating to $160,700,000 original principal amount of its 6.55% Series B Class A-1 Timber Collateralized Timber Notes due 2028, $243,200,000 original principal amount of its 7.11% Series B Class A-2 Timber Collateralized Timber Notes due 2028, and $463,348,000 original principal amount of its 7.71% Series B Class A-3 Timber Collateralized Timber Notes due 2028.

      The information contained in this Supplement reflects the consummation of the Headwaters Agreement and certain other developments since the date of the Prospectus. Any information in the Prospectus that is inconsistent with the information set forth herein is superseded by this Supplement. Capitalized terms not otherwise defined in this Supplement are used with the same meanings set forth in the Prospectus.

                         EXTENSION OF THE EXCHANGE OFFER

      The Exchange Offer has been extended until Thursday, March 25, 1999 at 5:00 p.m., New York City time. Commencing on March 18, 1999 and continuing until consummation of the Exchange Offer, the Company is obligated to pay Non-Registration Premiums at the rate of 1/2% per annum on the outstanding balance of the Timber Notes. Eligible Holders whose Old Notes are accepted for exchange will not have the right to receive accrued Non-Registration Premiums thereon since such Premiums will be payable to the holders of the New Notes with the first interest payment on the New Notes.

      THIS SUPPLEMENT CONTAINS STATEMENTS WHICH CONSTITUTE "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS APPEAR IN A NUMBER OF PLACES. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "INTENDS," "EXPECTS," "MAY," "ESTIMATES," "WILL," "SHOULD," "PLANS" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THESE FACTORS INCLUDE NEW OR MODIFIED ENVIRONMENTAL OR OTHER REGULATORY REQUIREMENTS, CHANGING PRICES AND MARKET CONDITIONS, THE EFFECTIVENESS OF MANAGEMENT'S STRATEGIES AND DECISIONS AND THEIR IMPLEMENTATION, GENERAL ECONOMIC AND BUSINESS CONDITIONS AND DEVELOPMENTS IN TECHNOLOGY. THIS SUPPLEMENT IDENTIFIES OTHER FACTORS THAT COULD CAUSE SUCH DIFFERENCES. NO ASSURANCE CAN BE GIVEN THAT THESE ARE ALL OF THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS.


                             CONTENTS OF SUPPLEMENT

                                                                          PAGE
Extension of the Exchange Offer...................................         S-1
Summary ..........................................................         S-2
Risk Factors......................................................         S-5
The Company.......................................................         S-7
Pacific Lumber....................................................        S-17
Amortization After Giving Effect to the Headwaters Transaction....        S-18
Escrow Agreement..................................................        S-19
Ratings...........................................................        S-20

                                     SUMMARY

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. HOLDERS ARE ENCOURAGED TO READ THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN THEIR ENTIRETY. CAPITALIZED TERMS USED IN THIS SUMMARY HAVE THE MEANINGS ASSIGNED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS.

RECENT DEVELOPMENTS

    o As described in the Prospectus, in September 1996 Pacific Lumber and MAXXAM entered into the Headwaters Agreement with the United States and California. Following the public review and comment period relating to the habitat conservation and sustained yield plans to be completed as a part of the Headwaters Agreement, beginning in December 1998 certain restrictions and requirements were proposed by various state and federal agencies that were more stringent than were previously contemplated, and extensive negotiations ensued among Pacific Lumber, the Company and the governmental agencies.

    o The Company's Board of Managers appointed a Special Committee of independent managers to review the Headwaters Agreement. After consideration of the Headwaters Agreement and the available alternatives, the Special Committee recommended that the Company proceed with the transactions. It was a condition to the Special Committee's recommendation that the net proceeds from the sale of the Headwaters Timberlands and the portion of the Grizzly Creek grove to be sold be held in escrow to support the Timber Notes, and be released only under certain circumstances.

    o On March 1, 1999, after receipt of certain clarifications relating to the habitat conservation and sustained yield plans, the Company's Board of Managers approved consummating the Headwaters Agreement, as a result of which, (i) the Headwaters Timberlands were transferred to the United States, (ii) Salmon Creek was paid $299,850,000 and the Company was paid $150,000, (iii) the Elk River Timberlands will be transferred to the Company, (iv) habitat conservation and sustained yield plans were approved covering substantially all of the Company Timberlands, (v) California agreed to purchase the Company's Owl Creek grove and a portion of Pacific Lumber's Grizzly Creek grove, and (vi) the Company, Pacific Lumber and Salmon Creek dismissed the Takings Litigation against the United States and California. See "--Consummation of the Headwaters Agreement" below.

    o Salmon Creek deposited approximately $285 million of the proceeds from the sale of the Headwaters Timberlands into escrow pursuant to an Escrow Agreement.

    o The Timber Notes were placed on review by Moody's on November 24, 1998 and by Standard & Poor's on February 18, 1999. The Company expects to meet shortly with the rating agencies to review various matters related to the ratings of the Timber Notes. Following these meetings, the Company expects to make a determination as to what extent, and in what manner, funds held under the Escrow Agreement will be applied to support the Timber Notes and the circumstances under which such funds could be released to Pacific Lumber or Salmon Creek in accordance with the Escrow Agreement.

CONSUMMATION OF THE HEADWATERS AGREEMENT

     On March 1, 1999, the Company, Pacific Lumber and Salmon Creek consummated the Headwaters Agreement with the United States and California.
As a result, among other things:

    o The United States acquired the Headwaters and Elk Head Springs forest groves through the transfer by Salmon Creek of approximately 4,900 acres of timberlands, the transfer by Pacific Lumber of approximately 150 acres of timberlands and timber rights on approximately 650 acres of timberlands, the transfer by the Company of approximately 650 acres of land subject to those timber rights, and the transfer of 1,770 acres of the Elk River Timberlands not transferred to Pacific Lumber.

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    o The United States and California paid $300 million, of which Salmon Creek received $299,850,000 (prior to payment of approximately $125,000 of related closing costs) and the Company received approximately $150,000 (see "Escrow Agreement" regarding an escrow account established with respect to not less than $285 million of these proceeds to support the Timber Notes).

    o The Elk River Timberlands, consisting of approximately 7,700 acres (of a total of approximately 9,470 acres for which the United States and California paid third party owners approximately $78 million), were transferred to Pacific Lumber (which paid approximately $25,000 of related closing costs) and within 180 days will be transferred to the Company and become subject to the Lien of the Deed of Trust securing the Timber Notes.

    o A combined habitat conservation plan (the "Final HCP") and a sustained yield plan (the "Final SYP") covering substantially all of the Company Timberlands (other than the Additional Timber Property, as defined on page 8 below) and certain lands and timber owned by Pacific Lumber and Salmon Creek (the Final HCP and the Final SYP, together and collectively, the "Final Plans") were approved, providing for the issuance of federal and state incidental take permits (the "Permits") covering 17 species that are or could become listed as endangered or threatened and allowing harvest of certain Company Timber that otherwise might not have been harvestable.

    o California entered into an agreement for the future purchase of the Owl Creek grove owned by the Company for up to $80 million (see "The Company; Regulatory and Environmental Matters; The Headwaters Agreement--Owl Creek and Grizzly Creek Agreements" for information regarding the Owl Creek sales agreement).

    o California entered into an agreement for the future purchase, for up to $20 million, of a specified portion (to be determined by California) of the Grizzly Creek grove, in which the timber is owned by Pacific Lumber and the underlying land is owned by the Company (see "The Company--Regulatory and Environmental Matters; The Headwaters Agreement--Owl Creek and Grizzly Creek Agreements" for information regarding the Grizzly Creek sales agreement; "The Company-- Regulatory and Environmental Matters; The Headwaters Agreement--Implementing Agreements" for information regarding a five-year prohibition on harvesting in the Grizzly Creek grove; and "The Escrow Agreement" regarding possible escrow of the proceeds of the sale of a portion of the Grizzly Creek grove).

    o The Company, Pacific Lumber and Salmon Creek dismissed the Takings Litigation, which were lawsuits pending against the United States and California alleging that certain old growth timberlands had been "taken" without constitutionally required "just compensation."

     In addition to receiving the Elk River Timberlands, the Company anticipates that the consummation of the Headwaters Agreement and the implementation of the Final Plans have the potential to allow the Company to realize certain long-term benefits, including (i) the sale by the Company to California, for up to approximately $80 million, of the Owl Creek grove, which otherwise might not have been harvestable; (ii) the opportunity, under the Permits and the Final HCP, to harvest certain Company Timber that otherwise might not have been harvestable; (iii) greater protection for the Company under the "no surprises" provisions of the Final HCP with respect to the "take" of certain listed species covered by the Final HCP, as well as certain other species that are not now, but may in the future become, listed as threatened or endangered species; and, (iv) an enhanced position in litigation and similar challenges to the Company's operations. The Company also has received clarifications from representatives of both federal and state governmental agencies that the adaptive management provision of the Final HCP will be implemented by the agencies on a timely and efficient basis, and in a manner that is both biologically and economically sound. See "The Company--Regulatory and Environmental Matters; The Headwaters Agreement --The Final Plans." In addition, although there can be no assurances, the Company anticipates that, after a transition period, the implementation of the Final Plans will streamline the process of preparing THPs and potentially shorten the time required to obtain approval of THPs.

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     Although the Company believes that benefits may be realized as a result of the consummation of the Headwaters Agreement, particularly in contrast to the adverse environmental and regulatory climate that the Company believes would likely have resulted if it had not agreed to consummate the Headwaters Agreement, there nevertheless remain significant uncertainties regarding many aspects of the Company's future operations in implementing the various aspects of the Final Plans. In addition, significant regulatory restrictions and requirements have been imposed upon the Company that were not contemplated when the Timber Notes were structured and sold and therefore were not anticipated when the assumptions used in structuring the Timber Notes were determined. In response to uncertainties regarding the potential impact of the Headwaters Agreement on the Timber Notes, Salmon Creek has deposited approximately $285 million (representing all of its cash proceeds from the sale of the Headwaters Timberlands, net of costs associated with the negotiation and consummation of the Headwaters Agreement) in an escrow account to be made available, while so held, as necessary to support the Timber Notes, and to be released only under certain circumstances. See "Escrow Agreement" below.

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                                  RISK FACTORS

      HOLDERS OF TIMBER NOTES SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS" BEGINNING AT PAGE 40 OF THE PROSPECTUS AND IN THE OTHER SECTIONS OF THE PROSPECTUS REFERRED TO IN THE "RISK FACTORS" SECTION. THE FOLLOWING ADDITIONAL RISK FACTORS SHOULD ALSO BE CONSIDERED IN LIGHT OF THE CONSUMMATION OF THE HEADWATERS AGREEMENT AND OTHER DEVELOPMENTS SINCE THE DATE OF THE PROSPECTUS.

RATING OF THE TIMBER NOTES

      On November 24, 1998, Moody's announced that it had placed the Timber Notes on review for possible downgrade of their assigned rating. Moody's indicated that its rating action was prompted by the suspension by the CDF of Pacific Lumber's 1998 TOL on November 10, 1998. On February 24, 1999, Moody's announced that, given its continuing concerns about the status of Pacific Lumber's 1999 TOL, as well as its concerns regarding the status of negotiations on the Headwaters transactions and proposed changes in the Combined Plan, it was maintaining its review of the Timber Notes for possible downgrade.

      On February 17, 1999, Standard & Poor's Corp. announced that it had placed the Timber Notes on CreditWatch with negative implications. Standard & Poor's indicated the CreditWatch placement had been prompted by the potential set-asides and harvesting restrictions being proposed under the Headwaters Agreement. Standard & Poor's indicated that if the Headwaters Agreement was consummated, it would review the final closing documents related to the transaction to determine if further action was required.

      The Company expects to meet shortly with the rating agencies to review various matters related to the ratings of the Timber Notes. However, there can be no assurance that the ratings on the Timber Notes will not be downgraded by Moody's or Standard & Poor's or both notwithstanding application of funds now held under the Escrow Agreement to support the Timber Notes. See "Ratings."

INSUFFICIENT SHORT-TERM CASH FLOW

      The Company's and Pacific Lumber's results of operations have been and continue to be adversely affected by the absence of a sufficient number of THPs. The Company believes that it will not generate sufficient cash from operations to pay interest on the Timber Notes on the July 20, 1999 payment date. As a result, the Company expects to rely on funds borrowed under the Line of Credit Agreement, capital contributions or funds made available under the Escrow Agreement to meet its debt service obligations during 1999. The Company had sufficient cash on hand to pay the interest due on the Timber Notes on the January 20, 1999 Note Payment Date but did not have sufficient additional cash to pay Minimum Principal Amortization or Scheduled Amortization. Nonetheless, the Company paid $5.4 million of principal on the Timber Notes (the amount equal to Scheduled Amortization) using funds provided as a capital contribution by Pacific Lumber, which in turn received a $5.0 million capital contribution from its indirect parent, MGI.

LONG-TERM CASH FLOW MAY BE SIGNIFICANTLY REDUCED

      No assurance can be given that the Company will not continue to experience the current reduced levels of available THPs, reduced harvest and log sale levels and, consequently, reduced revenues and cash flows from operations to a degree that would result in slower amortization of the Timber Notes than Minimum Principal Amortization, without giving effect to use of the funds now held under the Escrow Agreement.

      The Company expects that the experience it will gain in implementing the Final Plans will better enable it to analyze the impact of such restrictions on its future harvesting operations, including its ability to harvest timber under approved THPs. There can be no assurance that the Company will in the future obtain THP approvals at a rate sufficient to permit timber harvests at the levels permitted by the Final SYP, or even if it obtains such approvals, that it will be able to harvest the full amount of timber covered by the approved THPs. Cash flows from operations may continue to be adversely affected if the Company does not experience improvements in the THP submission and approval process, or if inclement weather conditions or seasonal operating or other restrictions under the Final HCP hamper harvesting operations. Cash flows from operations would also be adversely affected if additional judicial or regulatory restrictions are imposed on the Company's harvesting activities, or the Final Plans are not implemented in accordance with the clarifications received from the regulatory agencies.

CERTAIN STRUCTURING ASSUMPTIONS WOULD BE LESS FAVORABLE

      The Timber Notes were originally structured based upon certain assumptions regarding, among other things, harvest levels, timber prices, related yield taxes, operating expenses and capital expenditures. For purposes of producing the Structuring Cash Flows, which were used to derive the Minimum Principal Amortization Schedules and to determine the amount of Timber Notes to be issued, the amount of timber on the Initial Harvest Schedule was reduced by 10% over and above the net reductions from historical harvest levels already reflected in the Initial Harvest Schedule, to produce a hypothetical schedule of Company Timber to be harvested. The prices related to the sale of harvested logs were derived from the June 1998 SBE Prices (the SBE Prices applicable to the six month period ended June 30, 1998), which were initially reduced by approximately 25% (on an effective basis) and then escalated at a rate of 3-1/2% per year, commencing January 1, 1999, to produce a hypothetical schedule of timber prices. These harvest and price schedules were combined, together with certain assumptions regarding the yield tax rate and commitment fees under the Line of Credit Agreement (the rates in effect as of July 9, 1998 with no escalations) and other operating expenses and capital expenditures (adjusted each decade to reflect changes in assumed harvest levels between decades and escalated at a rate of 5% per year, commencing January 1, 1999) to produce the Structuring Cash Flows, a hypothetical schedule of cash flows attributable to the Company Timber.

      The Company believes that, although the 10% reduction to the Initial Harvest Schedule, the approximately 25% reduction from June 1998 SBE Prices and the 5% annual escalation of operating expenses and capital expenditures used as assumptions in generating the Structuring Cash Flows were intended to reflect conservatism in structuring the transaction when the Old Notes were issued in July 1998, subsequent events have resulted in certain changes that would, in the Company's view, require different, and in certain instances less favorable, assumptions in order to reflect a comparable degree of conservatism if the Timber Notes were being structured and issued for the first time as of the date of this Supplement. See "Amortization After Giving Effect to the Headwaters Transaction."

BANKRUPTCY OR INSOLVENCY OF PACIFIC LUMBER OR SALMON CREEK

      Pacific Lumber expects that in the near term its cash flows from operations will be adversely affected by an inadequate supply of logs and a slowdown in lumber production. Furthermore, Pacific Lumber does not expect to receive any dividends from the Company in 1999, borrowings available under the Pacific Lumber Credit Agreement will decrease significantly from the $27.5 million available as of December 31, 1998 due to a decline in receivables and inventories required to secure the facility and, until such time as there are adequate dividends from the Company or a determination is made that all or a significant portion of the funds subject to the Escrow Agreement can be released, Pacific Lumber expects that it will be dependent upon its parent to meet some portion of its working capital and capital expenditure requirements.

      If the Company's future cash flows are not sufficient to generate distributable funds to Pacific Lumber, Pacific Lumber's ability to satisfy its operating expenses and capital expenditure requirements will be materially impaired. If such impairment were to occur and to result in the bankruptcy or insolvency of Pacific Lumber or Salmon Creek, a creditor or bankruptcy trustee of Pacific Lumber or Salmon Creek, as applicable, could attempt to gain access to the funds held under the Escrow Agreement or otherwise to support the Timber Notes, or to recover funds distributed or used for such purposes. The success of any such attempt would depend on the facts and circumstances, including the timing and nature of the transfer of such funds to support the Timber Notes, the timing of such bankruptcy or insolvency, and the solvency and financial condition of Pacific Lumber, Salmon Creek and the Company on the date of transfer of such funds to support the Timber Notes.

      In addition, if Pacific Lumber is unable to meet its operating expenses and capital expenditure requirements, the Company's operations could be adversely affected if Pacific Lumber's cash shortfalls affect its ability to perform its obligations under the New Services Agreement or the New Purchase Agreement. The Structuring Cash Flows, and the assumptions used to create the Structuring Cash Flows, were not prepared with reference to (and do not take account of) Pacific Lumber's operating and other expenses. Under the assumptions underlying the Structuring Cash Flows, there would be no funds available for distribution by the Company to Pacific Lumber. At the time such assumptions were made in structuring the Timber Notes, the Company anticipated that its

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actual cash flows would be more favorable than those arising from such assumptions, and that it would have excess funds available for distribution to Pacific Lumber. While the Company continues to believe that it will have excess funds available for distribution to Pacific Lumber, events subsequent to the structuring of the Timber Notes indicate that the amount that will be so available will be less than originally contemplated and there can be no assurance that the timing and amount of distributions to Pacific Lumber from the Company will be adequate to meet the needs of Pacific Lumber that are not satisfied from other sources.

REGULATORY RISK UPON FORECLOSURE

      The Timber Notes are secured by, and are payable from the proceeds of, the Mortgaged Property. The Company does not have any material assets other than the Mortgaged Property. Accordingly, in the event such proceeds are insufficient to pay amounts payable on the Timber Notes when due, the Trustee and, to the extent permitted under the Indenture, the holders of the Timber Notes, will effectively be limited to the exercise of remedies against the Mortgaged Property, including foreclosure or exercise of power of sale under the Deed of Trust.

      If the Trustee were to exercise foreclosure or power of sale remedies under the Deed of Trust, there is a substantial likelihood that the Final HCP, the Final SYP and the Permits would not be transferable to a purchaser of the Mortgaged Property without further action by the relevant regulatory authorities. Pursuant to the California Agreement (as defined on page 12), entered into in connection with the issuance of the Final Plans and in connection with forestry, endangered species and environmental laws, rules and regulations, the restrictions and obligations set forth in the California Agreement were recorded as covenants running with the land and binding on the Company and any successor owner for 50 years. The California Agreement also generally provides that transfers of land included in the Mortgaged Property are to be conducted in accordance with the Implementation Agreement. The Implementation Agreement requires, among other things, that dispositions of such Covered Lands (as defined on page 12) require approval of the Agencies (as defined on page 11) and amendment of the Permits. However, a transfer may be processed as a so-called minor modification not requiring public notice and comment periods if the transferee (a) has entered into an agreement acceptable to the Agencies to reasonably assure that the lands will be managed so as not to compromise the effectiveness of the Final HCP or (b) agrees to be bound by the Final HCP as it applies to the Covered Lands and obtains incidental take permits following normal permitting procedures. Minor modifications require the approval of all of the parties to the Implementation Agreement (as defined on page 11). Disposition of land within marbled murrelet conservation areas also requires assurances that the marbled murrelet will be adequately protected for 50 years.

                                   THE COMPANY

BACKGROUND

      The Company is a special purpose Delaware limited liability company wholly owned by Pacific Lumber and was organized by Pacific Lumber to facilitate the offering of the Timber Notes. As of March 1, 1999, after giving effect to the consummation of the Headwaters Agreement and the transfer to be made to the Company of the Elk River Timberlands, the Company owned (i) approximately 206,000 acres of timberlands, including the timber and related timber harvesting rights with respect to such acreage, (ii) the Company Timber Rights consisting of the timber harvest rights on an additional approximately 12,200 acres of real property, (iii) approximately 1,100 acres of timberlands subject to the Pacific Lumber Timber Rights, and (iv) certain computer hardware and software and other assets. Substantially all of the Company's assets serve as security for the Timber Notes. The timberlands owned by the Company and the timberlands subject to the Company Timber Rights are collectively referred to as the "Company Timberlands." The timber located on the Company Timberlands which is not subject to the Pacific Lumber Timber Rights is referred to as the "Company Timber."

      The Company estimates that the amount of Company Timber (including timber on the Elk River Timberlands and on the Additional Timber Property defined below) consists of approximately 3.0 million Mbfe of timber by volume, and is comprised of primarily young growth and old growth redwood and Douglas-fir timber. In addition, substantial quantities of sub-merchantable trees exist on the Company Timberlands which are not yet mature and have not been included in the inventory of the Company Timber. The estimates of the volume of timber comprising the Company Timber are based on a timber cruise performed in 1986 of all of Pacific Lumber's

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properties at that time (including the Company Timber), as adjusted to reflect acquisitions, dispositions and actual harvest levels since the cruise and estimated growth rates of the Company Timber. Subsequent to the issuance of the Timber Notes, as of March 1, 1999, the Company had expended approximately $19.2 million (using proceeds from the $25.0 million Prefunding Account established under the Indenture) to purchase approximately 7,100 acres of timberlands (the "Additional Timber Property"). The Additional Timber Property is not subject to the Final SYP.

BUSINESS OF THE COMPANY

      Substantially all of the Company's revenues have been and are expected to continue to be derived from the sale of logs harvested from the Company Timber by Pacific Lumber pursuant to the New Master Purchase Agreement. The Company relies on Pacific Lumber to provide, pursuant to the New Services Agreement, operational, management and related services not performed by its own employees with respect to the Company Timberlands. As compensation for the services provided by Pacific Lumber pursuant to the New Services Agreement, the Company pays Pacific Lumber the Services Fee, and reimburses Pacific Lumber for the cost of constructing, rehabilitating and maintaining roads, and performing reforestation services, on the Company Timberlands.

      Prior to harvesting Company Timber, the Company is required to file with the CDF, and obtain its approval of, a THP for the area to be harvested. The Company has experienced a significant decrease in the number of available THPs for the conduct of harvesting on the Company Timberlands. See "--Recent Operating Results" for a description of difficulties the Company has been experiencing in the THP preparation, submission and approval process. Although the Company anticipates that, after a transition period, the implementation of the Final Plans will streamline the process of preparing THPs and potentially shorten the time required to obtain approval of THPs, the Company expects the effects of the existing reduction in the number of available THPs to adversely affect its operations during at least the first half of 1999. See "--Recent Operating Results --Log Sales to Pacific Lumber."

      Under the New Master Purchase Agreement and related log purchase agreements, Pacific Lumber is responsible, at its own expense, for harvesting and removing Company Timber covered by approved THPs. In order to conduct its own harvesting and logging operations in California, Pacific Lumber is required to have a timber operator's license ("TOL") issued by the CDF. See "--Regulatory and Environmental Matters; The Headwaters Agreement--TimbeR Operator's License" for information regarding Pacific Lumber's loss of its 1998 conditional TOL in November 1998, and the recent issuance of its conditional TOL for 1999.

REGULATORY AND ENVIRONMENTAL MATTERS; THE HEADWATERS AGREEMENT

      BACKGROUND

      Regulatory and environmental matters play a significant role in the Company's operations, which are subject to a variety of California and federal laws and regulations, dealing with timber harvesting practices, threatened and endangered species and habitat for such species, and air and water quality. While regulatory and environmental concerns have resulted in restrictions on the geographic scope and timing of the Company's timber operations, increased operational costs and engendered litigation and other challenges to the Company's operations and THP filings, prior to 1998 they had not had a significant adverse effect on the Company's financial position, results of operations or liquidity; however, the Company's 1998 results of operations were adversely affected by certain regulatory and environmental matters, including during the second half of 1998 the absence of a sufficient number of available THPs to enable the Company to conduct its operations at historic levels. See "--Recent Operating Results."

      In addition to the filing of THPs, California law requires timber owners such as the Company to demonstrate that their operations will not decrease the sustainable productivity of their timberlands. A timber company may comply with this requirement by submitting a sustained yield plan ("SYP") to the CDF for review and approval. An SYP contains a timber growth and yield assessment, which evaluates and calculates the amount of timber and long-term production outlook for a company's timberlands, a fish and wildlife assessment, which addresses the condition and management of fisheries and wildlife in the area, and a watershed analysis, which addresses the protection of aquatic resources.

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      The Company is also subject to federal and state laws providing for the protection and conservation of wildlife species which have been designated as endangered or threatened, certain of which are found on the Company Timberlands. These laws generally prohibit certain adverse impacts on such species (referred to as a "take"), except for incidental takes pursuant to otherwise lawful activities which do not jeopardize the continued existence of the affected species and which are made in accordance with an approved HCP and related incidental take permit. An HCP, among other things, analyzes the potential impact of the incidental take of species and specifies measures to monitor, minimize and mitigate such impact.

      In September 1996, Pacific Lumber and MAXXAM entered into the Headwaters Agreement with the United States and California that provided the framework for the acquisition by the United States and California of the Headwaters Timberlands. A substantial portion of the Headwaters Timberlands consists of virgin old growth timberlands. Consummation of the Headwaters Agreement was conditioned upon, among other things (i) federal and state funding, (ii) state approval of an SYP covering the Company Timberlands, (iii) federal approval of an HCP covering the Company Timberlands, (iv) the issuance of incidental take permits with respect to threatened or endangered species on the Company Timberlands, (v) acquisition of the Elk River Timberlands and (vi) tax closing agreements satisfactory to MAXXAM and Pacific Lumber. The Headwaters Agreement transactions were consummated on March 1, 1999.

      EVENTS LEADING TO CONSUMMATION OF THE HEADWATERS AGREEMENT

      In November 1997, President Clinton signed an appropriations bill which authorized the expenditure of $250 million of federal funds toward consummation of the Headwaters Agreement. In September 1998, California Governor Wilson signed the California Headwaters Bill which, among other things, appropriated $130 million toward consummation of the Headwaters Agreement, and authorized the expenditure of up to $80 million toward the acquisition at fair market value of the Owl Creek grove. The bill also provided that if any portion of the $80 million remained after purchase of the Owl Creek grove, it could be used to purchase certain other timberlands. Other provisions of the California Headwaters Bill authorized the expenditure of up to $20 million for the purchase of a portion of the Grizzly Creek grove, in which the timber is owned by Pacific Lumber.

      The California Headwaters Bill contained provisions requiring the inclusion of additional environmentally focused provisions in the final version of the Multi-Species HCP, including establishing wider interim streamside "no-cut" buffers (while the watershed analysis process referred to below is being completed) than provided for in the Combined Plan, obligating Pacific Lumber and the government agencies to establish a schedule that results in completion of the watershed analysis process within five years (on a watershed by watershed basis), imposing minimum and maximum "no-cut" buffers upon the completion of the watershed analysis process and designating the Company's Owl Creek grove as a marbled murrelet conservation area. The California Headwaters Bill also provided that the SYP should be subject to the foregoing provisions.

      In July 1998, Pacific Lumber and the Company released the Combined Plan for the purpose of public review and comment. The Combined Plan provided for, among other things, certain measures designed to protect habitat for the marbled murrelet and the northern spotted owl, and required Pacific Lumber to undertake a specified watershed analysis process designed to result in site specific protective zones for fish and other wildlife being established on the Company Timberlands.

      Beginning in December 1998, following the conclusion of the public review and comment period, federal and state regulatory agencies began to propose changes to the Combined Plan. These proposals, together with the California Headwaters Bill, sought to impose more stringent restrictions and requirements, reducing the amount of Company Timber that could be harvested as compared to the amount contemplated by the Combined Plan. Certain of the agencies' proposals had been previously considered and rejected by Pacific Lumber and the Company in the course of negotiations concerning the Pre-Permit Agreement and the Combined Plan as, among other things, being unduly restrictive on timber harvesting operations on the Company Timberlands. As a result, on December 17, 1998, Pacific Lumber announced that its negotiations with the regulatory agencies regarding these proposed revisions had not produced agreement on a Multi-Species HCP, as Pacific Lumber and the Company could not agree to certain of the proposed revisions and continue to operate effectively. Negotiations continued through December without the parties reaching an agreement, and on December 31, 1998, Pacific Lumber announced that it could not concur with the terms of the then-current regulatory proposals until the Final Plans were received, reviewed and analyzed. On January 22, 1999, the federal and state agencies published their final EIR/EIS, which included a revised Multi-Species HCP containing many of the restrictions to which Pacific Lumber had objected and certain other new restrictions not agreed to by Pacific Lumber and the Company.

      On February 5, 1999, the Board of Managers of the Company appointed its independent managers to serve as members of a Special Committee (the "Special Committee") to review and evaluate, and (if requested by the Board of Managers) to make a recommendation and report to the Board of Managers with respect to, the Headwaters Agreement. The Special Committee retained separate legal counsel to assist it in its review. In addition, the Company retained a nationally recognized investment banking firm to assist it in its evaluation of the financial aspects of the Headwaters Agreement. Over the course of the succeeding three-week period, the Special Committee, the full Board of Managers and their financial and legal advisors met on numerous occasions to consider the Headwaters Agreement.

      On February 16, 1999, the Company and Pacific Lumber filed with the CDF certain information regarding the final EIR/EIS and estimates of sustained yield, harvest and economic impacts based on various scenarios giving effect to the new proposed restrictions (the "CDF Filing"). The CDF Filing included computer-modeled estimates indicating a range of possible average annual net softwood harvest levels for the first decade of operations under the proposed restrictions. Pacific Lumber stated in the CDF Filing that, based on its estimates, minimum average annual harvest levels of 210 million board feet of softwoods during the first decade were needed in order to generate income and cash flows to meet interest and capital expenditure obligations; to provide a minimum basis upon which to plan, adjust, budget and conduct future operations so as to meet financial obligations and avoid additional layoffs, mill closings and customer supply disruptions; and to satisfy other obligations to employees, customers and creditors. On February 25, 1999, the CDF delivered a letter to Pacific Lumber that in effect interpreted the final EIR/EIS and Final HCP to limit the Company's projected average annual harvest levels during the first decade to approximately 137 million board feet of softwoods. On February 26, 1999, Pacific Lumber announced that it could not proceed to consummate the Headwaters Agreement based on these projected harvest levels and other factors.

      On March 1, 1999, the CDF delivered a superseding letter to Pacific Lumber approving the Final SYP and stating that, based upon further analysis and information, the Company's projected base average annual harvest level during the first decade, consistent with the Final HCP, could be approximately 179 million board feet of softwoods (not including timber harvestable from the Additional Timber Property). Further, on the same date, the Company received written clarification from the federal and state wildlife agencies that, among other things, the adaptive management provision in the Final HCP would be implemented on a timely and efficient basis, and in a manner that would be both biologically and economically sound. See "--The Final Plans."

      On March 1, 1999, the Special Committee recommended, after considering the Headwaters Agreement and the alternatives available to the Company, that the Company consummate the Headwaters Agreement. It was a condition of the Special Committee's recommendation that the net proceeds from the sale of the Headwaters Timberlands and the portion of the Grizzly Creek grove to be sold be deposited in a restricted account or in a trust arrangement, be made available, while so held, as necessary to support the Timber Notes, and be released only under certain circumstances (see "Escrow Agreement"). After consideration of the Special Committee's recommendation and all other relevant factors, the Board of Managers voted unanimously to consummate the transactions contemplated by the Headwaters Agreement.

      The factors considered by the Board included the anticipated adverse regulatory and environmental climate had the Headwaters Agreement not been consummated, the March 1, 1999 clarifications from the regulatory agencies referred to above, the funds to be available under the Escrow Agreement to support the Timber Notes and potential increases in timber harvest levels. Under the Final Plans, the Company's projected harvest level is approximately 179 million board feet per year for the first decade. The Company also anticipates harvesting an additional approximately 6 million board feet of timber per year from the Additional Timber Property. In addition, under applicable California regulations, timber owners can harvest relatively minor amounts of timber in excess of their projected average harvest levels for a given decade (not in excess of ten percent of such amount) without amending the applicable SYP. Assuming the Company can adjust operationally to the restrictions and conditions imposed under the Final Plans, the Company believes, although there can be no assurance, that it can achieve harvest levels under the Final Plans that will allow it to meet its obligations under the Timber Notes without giving effect to the use of funds now held under the Escrow Agreement.

      THE FINAL PLANS

      As part of the consummation of the Headwaters Agreement, the Company and Pacific Lumber reached agreement with various federal and state regulatory agencies with respect to the Final Plans. The Final Plans include the Final HCP and the Final SYP. The Final HCP provides for the issuance by state and federal regulatory agencies of the Permits with respect to certain threatened, endangered and other species, found on the Company Timberlands over a term of 50 years. The Permits issued under the Final HCP allow incidental takes of 17 different species covered by the Final HCP, including the coho salmon, the marbled murrelet, the northern spotted owl and the steelhead trout.

      The Final HCP has modified certain provisions of the Combined Plan proposed in July 1998 and includes other provisions contemplated by the California Headwaters Bill. Among other things, it no longer covers 19 of the species which were included in the Combined Plan. The Final HCP also increased the size of the marbled murrelet conservation areas, and has also adopted the wider interim streamside "no cut" buffers contemplated by the California Headwaters Bill. Pending completion of the watershed analysis, the Final HCP also provides for "no cut" buffers adjacent to certain intermittent watercourses on the Company Timberlands that flow only in response to significant precipitation. The Company has not completed its analysis of the location of all of the intermittent streams on its property. The areas set aside for streamside buffers may be adjusted up or down, subject to certain minimum and maximum buffers, based upon the watershed analysis process, which the Final HCP requires be completed within five years of its effective date. The watershed analysis will also be reassessed every five years.

      The Final HCP also imposes certain restrictions on the use of roads on the Covered Lands (as defined below) by Pacific Lumber and the Company during several months of the year and during periods of wet weather, except for certain limited situations. These restrictions may restrict operations on the Company Timberlands so that many harvesting activities could generally only be carried out from June through October of any particular harvest year, and then only if wet weather conditions do not exist. However, the Company anticipates that some harvesting will be able to be conducted during the other months. The Final HCP also requires the Company and Pacific Lumber to stormproof 75 miles of roads on the Covered Lands on an annual basis, and also to build and repair certain roads. The Final HCP requires the stormproofing to be done between May 2 and October 14 of each year, while the road building and repair is to be accomplished between June 2 and October 14 of each year. The stormproofing and road building and repair is also required to be suspended if certain wet weather conditions exist.

      The Final HCP contains an adaptive management provision, which various regulatory agencies have clarified will be implemented on a timely and efficient basis, and in a manner which will be both biologically and economically sound. This provision allows Pacific Lumber or the Company to propose changes that are consistent with the California Agreement (as defined below) to any of the Final HCP prescriptions based on, among other things, certain economic considerations. The regulatory agencies have also clarified that in applying this adaptive management provision, to the extent the changes proposed by Pacific Lumber do not result in the jeopardy of a particular species, the regulatory agencies will consider the practicality of the suggested changes, including the cost to Pacific Lumber and economic feasibility and viability.

      IMPLEMENTING AGREEMENTS

      In connection with consummation of the Headwaters Agreement, the Company, Pacific Lumber and Salmon Creek (collectively, the "Companies") entered into several implementing agreements, including an Implementation Agreement with Regard to Habitat Conservation Plan (the "Implementation Agreement") among the Companies and NMFS, USFWS, CDFG and the CDF (the "Agencies") to effectuate the Final HCP. Pursuant to the Implementation Agreement, NMFS, USFWS and CDFG found that the Final HCP met all applicable regulatory requirements and authorized the issuance of the Permits. Each new THP on the Covered Lands to be submitted by the Company is required to incorporate the provisions of the Final HCP. Timber harvesting and certain other specified activities detrimental to the marbled murrelet are prohibited for the life of the Permits in all of the marbled murrelet conservation areas. Such activities are prohibited in the Grizzly Creek grove for an initial five-year period to allow an opportunity for a portion of the grove to be purchased. Timber harvesting and certain other specified activities may take place in the Grizzly Creek grove after the initial five-year period unless USFWS or CDFG, in conjunction with analysis from a scientific panel, make certain determinations under the ESA and CESA regarding the effect on the marbled murrelet of these activities. If USFWS or CDFG make such a determination, the Grizzly Creek grove is required to be managed as a marbled murrelet conservation area.

      Under the Implementation Agreement, the Companies are required to expend such funds as may be necessary to fulfill each of their obligations under the Final HCP and to post $2 million security to help secure certain of their obligations under the Final HCP, which amount is subject to an annual inflation index and is increased by the amount of any liquidated damages the Companies are required to pay to California in the prior year pursuant to the California Agreement. The Companies are also required to fund an independent third party to monitor compliance with the Final HCP. In addition, the Companies are required to use reasonable efforts to furnish such additional information as the Agencies may request regarding the Final HCP. The Agencies also have the right to inspect the Covered Lands and the records relating the Final HCP.

      The Implementation Agreement permits the Companies to add up to 25,000 acres to the Final HCP so long as various conditions are satisfied, including that the acreage to be added must be situated within one mile of the main contiguous portion of the Covered Lands, which are defined in the Implementation Agreement generally to include all timberlands owned by the Companies on the date of the Implementation Agreement.

      The Implementation Agreement provides that the Companies may relinquish the Permits; provided that in the event of a relinquishment or revocation of the Permits, the Companies must fully mitigate for the take of species that has occurred prior to the relinquishment or revocation. The extent of the full mitigation that would be required depends on a variety of circumstances. If it is determined that the Companies must so mitigate for the prior take of species, the Companies are required to execute a binding covenant running with the land, in form and content satisfactory to the Agencies, setting forth such commitment.

      The Companies also entered into a separate agreement regarding enforcement of the California Headwaters Bill (the "California Agreement") with the California Resources Agency, CDFG, the CDF and the California Wildlife Conservation Board ("CWCB"). The California Agreement, among other things, provides that the Companies shall not undertake any timber harvesting detrimental to the marbled murrelet in conservation areas totaling approximately 7,700 acres for 50 years from the effective date of the California Agreement. Pursuant to the requirements of the California Agreement, and in connection with forestry, endangered species and environmental laws, rules and regulations, the terms and conditions of the California Agreement were recorded at closing as terms and conditions against the Covered Lands, to bind the Company and its successors and assigns for a term of 50 years. The California Agreement further provides for various remedies in the event of a breach of the agreement, the Final HCP, the Implementation Agreement, the State Permit, the California Headwaters Bill or any THP, including the issuance of written stop orders with respect to specified harmful activities, and liquidated damages for various breaches.

      The California Agreement also provides that the Companies are liable to the state for the reasonable costs of mitigation or similar work performed by California as a "self-help" remedy in certain circumstances. The Companies are also required to reimburse California for monitoring for compliance with the agreement and to allow for inspection of timber harvesting activities. The Companies are also required to post $2 million security under the California Agreement (which is the same $2 million required, as described above, under the Implementation Agreement). The California Agreement generally provides that transfers of land are to be conducted in accordance with the Implementation Agreement. The California Agreement also provides that it may not be amended unless, among other things, certain California academic officials and a panel of scientists have found the proposed amendment to be consistent with the ESA, the Final HCP and the California Headwaters Bill.

      OWL CREEK AND GRIZZLY CREEK AGREEMENTS

      The California Headwaters Bill appropriated up to $80 million toward the purchase of the Owl Creek grove from the Company, and up to an additional $20 million toward the purchase of a portion of the Grizzly Creek grove, as specified by California, from Pacific Lumber. In connection with the consummation of the Headwaters Agreement, California entered into agreements with respect to the future purchase of the Owl Creek grove (the "Owl Creek Agreement") and a portion of the Grizzly Creek grove (the "Grizzly Creek Agreement").

      Under the Owl Creek Agreement, the Company agreed to sell the Owl Creek grove to the state of California for consideration consisting of the lesser of the appraised fair market value or $79.65 million. The state may pay the consideration for the Owl Creek grove to the Company in cash or, at the state's option, 25% in cash and the balance in three equal annual installments without interest. Should the Company disagree with the methodology of the appraisal or its application, or if the fair market value determined under the appraisal is less than $79.65 million, the Company would have the right to terminate the Owl Creek Agreement. California must purchase the Owl Creek grove by the later of the state's fiscal year immediately following the fiscal year in which the state purchases the Grizzly Creek property, or June 30, 2001. Consummation of the purchase transaction under the Owl Creek Agreement is also subject to typical real estate title and other closing conditions. The California Headwaters Bill provides that the appraisal methodology, at the Company's option, may assume the issuance of all necessary permits and approvals with respect to the Owl Creek grove, including the Permits.

      With respect to the potential Grizzly Creek transfer, Pacific Lumber and the CWCB agreed that Pacific Lumber would transfer a portion of the Grizzly Creek grove to the state of California at a purchase price not to exceed $19.85 million. Within thirty days of the effective date of the Grizzly Creek Agreement, Pacific Lumber is to furnish a list of licensed appraisers to the state for its consideration. The state is then to select an appraiser from this list to determine the fair market value of the property, as specified by California, with Pacific Lumber having the right to terminate the agreement if it reasonably disagrees with the methodology employed with respect to the appraisal or in the application of such methodology. The Grizzly Creek Agreement contains customary representations and warranties, and provides that California must purchase a portion of the Grizzly Creek grove by no later than October 31, 2000. Also pursuant to the terms of the Grizzly Creek Agreement, Pacific Lumber granted the state of California a five-year option to purchase, at fair market value, additional property within the Grizzly Creek grove. The Company owns the land, but not the timber, on a portion of the Grizzly Creek property and would receive a small portion of the proceeds from the sale based on the fair market value of its land. Consummation of the purchase transaction under the Grizzly Creek Agreement is also subject to typical real estate title and other closing conditions. The net proceeds of the sale of the portion of the Grizzly Creek grove to be sold will also be placed in escrow (on the same basis as the net proceeds of the sale of the Headwaters Timberlands) unless, at the time of receipt of such proceeds, funds are no longer on deposit under the Escrow Agreement.

      TIMBER OPERATOR'S LICENSE

      On February 26, 1999, the CDF issued Pacific Lumber a conditional TOL for calendar year 1999. The 1999 TOL requires, among other things, that harvesting under the Company's approved THPs by Pacific Lumber, the Company and their contractors will be governed by limitations that require non-emergency road use activities to cease under certain wet weather conditions. These road use restrictions are substantially similar to those applicable under the Final Plans and the 1998 TOL. The 1999 TOL also provides that Pacific Lumber shall enhance its compliance program by, among other things, providing training for its logging personnel, increasing the size of its compliance team and retaining an outside consulting firm to audit its compliance procedures and make recommendations for improvement. Pacific Lumber has completed most of these items. The 1999 TOL, among other things, also contains a requirement that Pacific Lumber pay a conservation organization designated by the CDF three times the value of any timber felled by Pacific Lumber or any other licensed timber operator in any no-cut zone on the Company Timberlands. The 1999 TOL also advises Pacific Lumber that should the 1999 TOL be revoked, the issuance of a new conditional license, absent compelling circumstances, would be unlikely. Pacific Lumber does not believe that the restriction imposed by the 1999 TOL will have a material adverse effect on its, or the Company's, business or financial performance. See page 18 of the Prospectus under the heading "Summary--Pacific Lumber."

      CERTAIN LEGAL PROCEEDINGS

      With the consummation of the Headwaters Agreement, the Company, Pacific Lumber and Salmon Creek made the necessary filings to dismiss with prejudice the pending Takings Litigation. The Company believes that the consummation of the Headwaters Agreement will enhance the Company's position with respect to the COHO LAWSUIT, EPIC LAWSUIT and other similar lawsuits in the future. The Companies are seeking to dismiss the EPIC LAWSUIT as moot based on the consummation of the Headwaters Agreement, the implementation of the Final HCP and the conclusion of the consultation requirements. On March 15, 1999, the Court affirmed its preliminary injunction until it reaches a decision on the merits of the EPIC LAWSUIT. However, subsequent to this ruling, the Court heard the defendants' motion for summary judgment on the merits of the case, and issued an order for the plaintiffs to show cause why the lawsuit should not be dismissed as moot since the consultation requirement appears to have been concluded. However, the Company is unable to predict the outcome of this case or the COHO LAWSUIT, the timing of such, or their ultimate impact, if any, on the Company's financial condition or results of operations, or the ability to harvest timber under the Company's THPs.

      On or about January 29, 1999, the Company received a letter from two private environmental advocacy groups of their 60-day notice of intent to sue the Company, Pacific Lumber, several of the federal and state agencies and others under the ESA. The letter alleges various violations of the ESA, and challenges, among other things, the validity and legality of the Permits issued in conjunction with the Final Plans. The Company does not know when or if a lawsuit will be filed by the groups regarding these matters, or if a lawsuit is filed, the ultimate impact of such lawsuit on the Final Plans or the Company's financial condition or results of operations.

RECENT OPERATING RESULTS

      SELECTED 1998 AND 1997 OPERATING AND FINANCIAL INFORMATION

      The following summary of unaudited historical financial data for each of the years in the two year period ended December 31, 1998 should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.


                           SCOTIA PACIFIC COMPANY LLC

                 SELECTED OPERATING AND FINANCIAL INFORMATION
       (DOLLARS IN MILLIONS EXCEPT DELIVERIES AND AVERAGE SALES PRICES)

                                                        YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                          1998          1997
                                                       ----------    ----------
Log deliveries (Mbfe) ..............................      115,700       182,300
                                                       ==========    ==========
Average sales price per Mbfe .......................   $      694    $      693
                                                       ==========    ==========
Log sales to Pacific Lumber ........................   $     80.3    $    126.4
                                                       ----------    ----------
Operating expenses:
   General and administrative expenses .............          9.1           8.3
   Depletion and depreciation ......................         11.3          16.8
                                                       ----------    ----------
                                                             20.4          25.1
                                                       ----------    ----------
Operating income ...................................         59.9         101.3

Other income (expense):
   Interest and other income .......................          2.5           2.8
   Interest expense ................................        (43.9)        (27.3)
                                                       ----------    ----------
Income before income taxes .........................         18.5          76.8
Provision in lieu of income taxes ..................         (7.6)        (31.2)
                                                       ----------    ----------
Income before extraordinary item ...................         10.9          45.6
Extraordinary item:
   Loss on early extinguishment of debt ............        (35.4)         --
                                                       ----------    ----------
Net income (loss) ..................................   $    (24.5)   $     45.6
                                                       ==========    ==========

      Results from operations for 1998 reflect interest expense on the Old Timber Notes until July 19, 1998 and on the Timber Notes thereafter. Had the Timber Notes been outstanding for the full year, the Company would have incurred interest expense of $65.3 million and would have had a loss before income taxes in 1998 of $4.5 million. Cash flows available for debt service (after capital expenditures) would have been slightly more than that needed to pay interest on the Timber Notes.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      SEASONALITY. Logging operations on the Company's timberlands are highly seasonal and have historically been significantly higher in the months of April through November than in the months of December through March. Management expects that the Company's revenues and cash flows will continue to be markedly seasonal. The Company's seasonality is expected to become more pronounced than it has historically been because of the harvesting, road use, wet weather and other restrictions imposed by the Final HCP. As a result, a substantial majority of the future harvesting on the Company Timberlands can be expected to be concentrated during the period from June through October of each year. Some of these restrictions may be modified under the adaptive management provision contained in the Final HCP, and as a result of the watershed analysis process to be performed over the five-year period beginning March 1, 1999. See "--Regulatory and Environmental Matters; The Headwaters Agreement--The Final Plans." However, the Company can give no assurances that such modifications to the Final HCP will be achieved, and that the Company will not continue to experience such seasonal restrictions on its operations for the remainder of the term of the Timber Notes.

      LOG SALES TO PACIFIC LUMBER. The Company's revenues from log sales declined from $126.4 million for the year ended December 31, 1997 to $80.3 million for the year ended December 31, 1998 as a result of the decrease in the volume of log deliveries for such periods from 182,300 Mbfe to 115,700 Mbfe, respectively. The well-above-normal rainfall during the first half of 1998 and additional restrictions on wet weather operations pursuant to the terms of the 1998 TOL, together with logging restrictions during the nesting seasons for both the northern spotted owl and the marbled murrelet, were the principal factors that impeded logging operations on the Company Timberlands during the first half of 1998. Revenues for the second half of 1998 were primarily affected by a reduction in the volume of logs harvested as a result of the factors discussed below.

      The reduced level of logging activities on the Company Timberlands during the second half of 1998 was due in substantial part to the absence of a sufficient number of THPs available for harvest to enable the conduct of operations at levels consistent with those in the comparable period of 1997. The diminished supply of available THPs was attributable to a reduced volume of approved THPs during the second half of 1998 as well as regulatory and judicial restrictions imposed upon harvesting activities in areas covered by previously approved THPs. The reduced number of approved THPs was, and continues to be, attributable to several factors, including a significantly reduced level of THPs submitted by the Company to the CDF during 1998 and the first two months of 1999 due to (a) the extensive amount of time devoted by the Company's foresters, wildlife and fisheries biologists and other personnel to (i) amending a significant number of previously submitted THPs to incorporate various new requirements which Pacific Lumber agreed to as part of the Pre-Permit Agreement,
(ii) preparing the Combined Plan and all the related data, responding to comments on the Combined Plan, and assessing and responding to federal and state proposals and changes concerning the Combined Plan and incorporated into the Final Plans, (iii) responding to comments received by the Company from various federal and state governmental agencies with respect to its filed THPs in light of the new and more stringent requirements that Pacific Lumber agreed to observe pursuant to the Pre-Permit Agreement and (iv) assisting Pacific Lumber (in accordance with the New Additional Services Agreement) with responding to newly filed litigation involving certain of the Company's approved THPs and (b) implementation of a provision contained in the Pre-Permit Agreement which requires, for the first time, a licensed geologist to review virtually all of the Company's THPs prior to submission to the CDF. The Company also experienced an unexpected significantly slower rate of review and approval with respect to its filed THPs due, in large part, to the issues that emerged in applying the new requirements embodied in the Pre-Permit Agreement to the Company's THPs, certain of which requirements imposed new forestry practices that applied solely to operations on the Company Timberlands. As a result of the factors discussed above, the Company's inventory of approved THPs was severely diminished at March 1, 1999, which limited, and continues to limit, its ability to conduct harvesting operations on the Company Timberlands.

      With the consummation of the Headwaters Agreement, Pacific Lumber has completed its work in connection with preparation of the Final Plans; however, significant additional work will be required in connection with its implementation. The remainder of 1999 will be a transition year for the Company with respect to the filing and approval of its THPs. Certain of the THPs which were approved by the CDF prior to March 1, 1999 were grandfathered under the Final Plans, and are harvestable subject to the harvesting restrictions prescribed under the THPs and satisfaction of certain agreed conditions. The remaining THPs which were in the process of being reviewed but were not yet approved by the CDF at the time of the consummation of the Final Plans each require varying degrees of revisions in order to comply with the requirements of the Final Plans. The rate of submissions of THPs and the review and approval of THPs during the next quarter may be slower than the Company has historically experienced as the Company and the CDF develop procedures for implementing the Final Plans. Accordingly, the Company believes that its rate of new THP submissions will not increase until some time in the second or third quarter of 1999. Nevertheless, the Company anticipates that after a transition period, the implementation of the Final Plans will streamline the process of preparing THPs and potentially shorten the time required to obtain approval of THPs. However, there can be no assurance that the Company will not continue to experience difficulties in submitting and receiving approvals of its THPs similar to those difficulties it has been experiencing.

      OPERATING INCOME AND INCOME BEFORE INCOME TAXES. Operating income was $59.9 million and $101.3 million for the years ended December 31, 1998 and 1997, respectively. Income before income taxes was $18.5 million and $76.7 million for the years ended December 31, 1998 and 1997, respectively. The decline in operating income and income before income taxes is principally due to the decrease in log sales discussed above, offset by a decline in depletion expense attributed to the decrease in harvest volumes between periods. General and administrative expenses were higher for the year ended December 31, 1998 compared to 1997 primarily due to increased fees for professional services relating to THP preparation and road maintenance costs provided for under the New Services Agreement, but were partially offset by lower yield taxes which vary directly with the volume of log harvest. In addition to the impact from lower operating income, income before income taxes also declined between periods due to the higher interest expense resulting from the increase in debt from the Timber Notes.

      LIQUIDITY AND CAPITAL RESOURCES. The Company had sufficient cash on hand to pay the interest due on the Timber Notes on the January 20, 1999 payment date, but did not have sufficient additional cash to pay Minimum Principal Amortization or Scheduled Amortization. Nonetheless, the Company paid $5.4 million of principal on the Timber Notes (the amount equal to Scheduled Amortization) using funds provided as a capital contribution by Pacific Lumber, which in turn received a $5.0 million capital contribution from its indirect parent, MGI.

      The Company believes that it will not generate sufficient cash from operations to pay interest on the Timber Notes on the July 20, 1999 payment date. However, the Company expects that funds sufficient to meet debt service obligations on the Timber Notes during 1999 will either be made available from funds borrowed under the Line of Credit Agreement, through capital contributions from Pacific Lumber or a direct or indirect parent corporation, or from the use of funds now held under the Escrow Agreement.

      With respect to long-term liquidity, the Company believes that, without giving effect to any use of the funds now held under the Escrow Agreement, its existing cash and funds available under the Line of Credit Agreement, together with its ability to generate sufficient levels of cash flows from operations over the long term, should provide sufficient funds to meet its long-term working capital, capital expenditures and required debt service obligations. If the Company generates excess funds after the payment of operating expenses, capital expenditures, interest, Premiums and required principal payments, it may at its option either pay dividends, retain these funds for internal purposes or make voluntary principal payments. The Company has prepared preliminary estimates of its cash flows from operations and its ability to pay interest and principal over the term of the Timber Notes based on the current expectations of harvest levels under the Final Plans but excluding the effect of any use of funds now held under the Escrow Agreement. These estimates indicate that: (i) through the January 20, 2014 Note Payment Date, the required amortization of the Timber Notes would be at the principal payments shown in the Minimum Principal Amortization Schedules for all but the three Note Payment Dates ending with the January 20, 2001 Note Payment Date, but would be below the principal payments shown in the Scheduled Amortization Schedules, and (ii) required amortization would result in the Timber Notes being fully amortized prior to the July 20, 2028 final maturity date. These estimates also indicate that, after the January 20, 2014 Note Payment Date (which is the Scheduled Maturity Date for the Class A-2 and the Class A-3 Timber Notes), the required amortization of the Timber Notes would exceed the principal payments shown on the Minimum Principal Amortization Schedules. However, there can be no assurance that the Company will be able to achieve these results. Cash flows from operations may continue to be adversely affected if the Company does not experience improvements in the THP submission and approval process, or if inclement weather conditions or seasonal operating restrictions under the Final HCP hamper harvesting operations. Cash flows from operations would also be adversely affected if additional judicial or regulatory restrictions are imposed on the Company's harvesting activities, or if the Final Plans are not implemented in accordance with the Company's current expectations.

      PRELIMINARY 1999 INFORMATION

      As a result of road use and other restrictions on logging operations during wet weather and the diminished inventory of available THPs, the Company's timber harvest during January and February 1999 continued to be at the low levels experienced during the same period in 1998.

      The Company had an inventory of approved THPs for the harvesting of approximately 41,000 Mbfe of timber as of March 1, 1999, subject to satisfaction of certain agreed conditions. The Company anticipates that, upon expiration of the restricted period of road use imposed under the Final HCP, and given favorable weather conditions, the Company should be able to resume more normal harvesting activities in June 1999. However, the Company expects that its experience in implementing the Final Plans will make it better able to analyze the impact of such restrictions on its future harvesting operations, including its ability in the near term to harvest timber under approved THPs.


                                 PACIFIC LUMBER

RECENT OPERATING RESULTS

      Pacific Lumber's operating results for the year ended December 31, 1998 were also adversely affected by the factors described under "The Company--Recent Operating Results" above, and its 1999 results will be adversely affected by the decrease in log and lumber inventories. Pacific Lumber has terminated or laid off over 200 employees in 1999, and more layoffs will be required. In addition, Pacific Lumber has partially curtailed operations at all of its mills. Pacific Lumber expects that such curtailments will continue for several months until such time as log inventories are adequate to achieve normal lumber production levels. Lumber shipments in 1999 are expected to be adversely affected by this slowdown in production.

LIQUIDITY AND CAPITAL RESOURCES

      Pacific Lumber expects that near term cash flows from operations will be adversely affected by the inadequate supply of logs and the slowdown in lumber production. Furthermore, Pacific Lumber does not expect to receive any dividends from the Company in 1999, and borrowings available under the Pacific Lumber Credit Agreement will decrease significantly from the $27.5 million available as of December 31, 1998 due to a decline in receivables and inventories required to secure the facility. As a result of the consummation of the Headwaters Agreement, Salmon Creek, Pacific Lumber's wholly owned subsidiary, received $299,850,000 in cash (before deducting closing costs). Approximately $285,000,000 of these proceeds have been deposited in an escrow account pursuant to the Escrow Agreement to support the Timber Notes, and are not available for distribution to Pacific Lumber unless and until they are released from escrow in accordance with the terms of the Escrow Agreement.
See "Escrow Agreement."

      Pacific Lumber anticipates that cash flows from operations together with funds available under the Pacific Lumber Credit Agreement (but excluding any possible funds which may be released under the Escrow Agreement) will not be adequate to meet its working capital and capital expenditure requirements for 1999 and it anticipates that contributions will be made by its indirect parent, MGI, to meet such shortfalls. With respect to long-term liquidity, Pacific Lumber expects that, until such time as there are adequate dividends from the Company or a determination is made that all or a significant portion of the funds now held under the Escrow Agreement can be released, it will be dependent upon its parent to meet some portion of its working capital and capital expenditure requirements.

        AMORTIZATION AFTER GIVING EFFECT TO THE HEADWATERS TRANSACTION


      Provisions of the Final Plans impose significant harvesting and operating restrictions and are expected to reduce the amount of Company Timber that may be harvested, particularly in the first year or two of operations under the Final Plans while the Company makes the operational and logistical adjustments necessary to operate effectively under the Final Plans. The Company also anticipates that it will experience higher operating costs as a result of the Final Plans, and will sell a somewhat higher proportion of smaller diameter and lower quality logs, resulting in a lower per board foot average purchase price, than the Company had anticipated under its original Combined Plan.

      The Company now expects that, through the January 20, 2001 Note Payment Date, the actual rate of amortization of the Timber Notes will generally be slower than that indicated on the Minimum Principal Amortization Schedules without giving effect to any use of the funds now held under the Escrow Agreement. The Company believes, although there can be no assurance, that, after the January 20, 2001 Note Payment Date, without giving effect to any use of the funds now held under the Escrow Agreement, it will generate sufficient cash from operations to pay interest and Minimum Principal Amortization on the Timber Notes, and will further generate excess funds which the Company could use to make voluntary principal payments on the Timber Notes, retain for its own use or distribute as dividends to its parent, Pacific Lumber. If the Owl Creek grove is sold as currently contemplated under the Owl Creek Agreement, the Company will not be required to make significant additional principal payments on the Timber Notes, and the funds received in connection with any such sale would generally be available to the Company to make voluntary principal payments on the Timber Notes, to be retained for its own use, or to be distributed as a dividend to Pacific Lumber.

      The assumptions made in the Structuring Cash Flows were made solely for purposes of generating the Structuring Cash Flows and structuring the transaction. Accordingly, they were not updated in connection with the offering of the New Notes (and the Company does not intend to update them for any other purpose).

      The Company has performed a preliminary analysis of the provisions of the Final Plans in order to compare those provisions to the assumptions made in connection with the preparation of the Initial Harvest Schedule and the other Scheduled Assumptions (set forth on pages 68 through 70 of the Prospectus), and to assess the estimated impacts on the Company's anticipated future harvest levels and cash flows. The following summarizes that analysis and comparison:
(i) based on the restrictions in the Final Plans and the Company's current estimates, the Company currently believes, although there can be no assurance, that it could reasonably expect to harvest and sell, for each of the periods set forth in the following table, the average amount of timber per year set forth in such table under the column "Preliminary Analysis of Final Plans" (the comparable average amounts of timber per year assumed in the Scheduled Assumptions to be harvested and sold in each such year is set forth in the following table under the column "Scheduled Assumptions"):


                                             PRELIMINARY ANALYSIS    SCHEDULED
                                                OF FINAL PLANS      ASSUMPTIONS
                                             --------------------   ------------
July 1998 through December 2007 (9.5 years) .        138,500 Mbfe   162,274 Mbfe
January 2008 through December 2017 (10 years)        117,100 Mbfe   132,131 Mbfe
January 2018 through June 2028 (10.5 years) .         79,500 Mbfe    87,692 Mbfe

(ii) operating expenses in the initial year are currently assumed to be $12.0 million (of which less than 10% is assumed to vary with harvest) rather than $6.9 million (of which $3.5 million was assumed to vary with harvest) to reflect the additional personnel, road maintenance and other expenses required primarily to comply with the Final HCP, (iii) capital expenditures in the initial year are currently assumed to be $8.9 million (of which less than 10% is assumed to vary with harvest) rather than $7.7 million (of which $5.6 million was assumed to vary with harvest) primarily to reflect the increase in the annual requirement to storm proof roads under the Final HCP to 75 miles per year from the previously expected 50 miles per year, and (iv) the composition of harvested old growth redwood and Douglas fir has been adjusted to reflect the somewhat higher percentage of smaller diameter and lower quality logs currently expected under the Final Plans, with the result that the average realized price per Mbfe would be lower than that assumed in the Scheduled Assumptions by approximately 2.9% in the period from July 1998 through December 2007 and by less than 1% thereafter.

      In preparing its preliminary analysis, the Company assumed that in each year after 2000 it would achieve harvests from the Covered Lands at the level permitted under the Final SYP without amendment, as well as harvests from the Additional Timber Property. As discussed above, the Company faces a number of uncertainties in operating under the Final Plans, including uncertainties in predicting the effects of significant regulatory restrictions and requirements imposed pursuant to the Final Plans. No assurance can be given that the Company will obtain approved THPs authorizing it to harvest at the level permitted under the Final SYP, or even if such approved THPs are obtained, that the Company will be able to harvest at such levels under the operating conditions applicable under the Final Plans.

      Applying the Scheduled Assumptions for purposes of estimating payment and weighted average life scenarios, but substituting the updated assumptions discussed above (and without giving effect to any potential utilization of funds now held under the Escrow Agreement), the Company has estimated that: (i) the weighted average life and final maturities of the Class A-1 Notes would be 6.8 and 11.5 years, respectively, compared to 5.0 and 8.5 years, respectively, based on the Scheduled Assumptions utilized in July 1998; (ii) the weighted average life and final maturity of the Class A-2 Notes, assuming no refinancing in 2014, would be 15.7 and 18.5 years, respectively, compared to 12.4 and 15.5 years, respectively, based on the Scheduled Assumptions; and (iii) the weighted average life and final maturity of the Class A-3 Notes, assuming no refinancing in 2014, would be 24 and 28.5 years, respectively, rather than 18.7 and 21.5 years, respectively, based on the Scheduled Assumptions. A substantial portion of the change in weighted average life and final maturity is attributable to the decrease in assumed harvest levels and the increase in assumed operating expenses.

      THE ASSUMPTIONS AND ESTIMATES SET FORTH ABOVE ARE NOT INTENDED TO BE PROJECTIONS OR FORECASTS, BUT, RATHER, SIMPLY REFLECT THE RESULTS OF MATHEMATICAL CALCULATIONS UTILIZING THE ASSUMPTIONS AND METHODOLOGIES DESCRIBED ABOVE. THESE ASSUMPTIONS DO NOT REPRESENT A COMPLETE LIST OF FACTORS WHICH MAY AFFECT THE REVENUES, COSTS AND CAPITAL EXPENDITURES OF THE COMPANY OR THE AMORTIZATION OF THE TIMBER NOTES, BUT RATHER INDICATE THOSE FACTORS WHICH ARE LIKELY TO SIGNIFICANTLY AFFECT THE PERFORMANCE OF THE COMPANY IN FUTURE YEARS.

      THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE INFORMATION PRESENTED ABOVE TO REFLECT THE RESULTS OF ANY CHANGES OCCURRING AFTER THE DATE OF THIS SUPPLEMENT, INCLUDING ANY CHANGES RELATING TO ANY POTENTIAL FUTURE USE OF FUNDS DEPOSITED PURSUANT TO THE ESCROW AGREEMENT. IT IS HIGHLY LIKELY THAT ACTUAL EXPERIENCE WILL VARY FROM THE ASSUMPTIONS AND POSSIBLE CASH FLOW AND AMORTIZATION DISCUSSED ABOVE. IN PARTICULAR, IF ACTUAL HARVEST LEVELS OR PRICES ARE LOWER THAN THOSE ASSUMED, OR ACTUAL OPERATING EXPENSES OR CAPITAL EXPENDITURES ARE HIGHER THAN THOSE ASSUMED, THE WEIGHTED AVERAGE LIVES AND FINAL MATURITIES COULD BE LONGER OR, IN CERTAIN CASES, THERE COULD BE AN EVENT OF DEFAULT.

                                ESCROW AGREEMENT

      As a result of the sale of the Headwaters Timberlands on March 1, 1999, Salmon Creek received proceeds of $299,850,000 in cash, prior to payment of closing costs and expenses. In accordance with the recommendation of the Special Committee of the Board of Managers of the Company described above under "The Company--Regulatory and Environmental Matters; The Headwaters Agreement" and pursuant to an Escrow Agreement among Salmon Creek, Pacific Lumber and an escrow agent (the "Escrow Agent"), Salmon Creek has deposited approximately $285 million of such proceeds into a restricted account (the "Escrowed Funds"), which Escrowed Funds will be made available, while so held in escrow, as necessary to support the Timber Notes with the balance of approximately $15 million to be retained to defray expenses in connection with negotiation and consummation of the Headwaters Agreement. In the event that the expenses in connection with the negotiation and consummation of the Headwaters Agreement are less than $15 million, the remaining unused portion of the $15 million estimated expense amount is to be added to the Escrowed Funds. For purposes of this calculation, expenses include the amount of any security posted within 90 days after the consummation of the Headwaters Agreement pursuant to the Implementation Agreement, the California Agreement or any other contemporaneous agreements. The net proceeds of the sale of the portion of the Grizzly Creek grove to be sold will also be placed in escrow (on the same basis as the net proceeds of the sale of the Headwaters Timberlands) unless, at the time of receipt of such proceeds, funds are no longer on deposit under the Escrow Agreement.

      Under the Escrow Agreement, the Escrowed Funds will be released by the Escrow Agent only in accordance with resolutions duly adopted by the Board of Managers of the Company and, unless the resolutions authorize the payment of funds exclusively to, or to the order of, the Trustee or the Collateral Agent under the Indenture, only if one or more of the following conditions is satisfied: (a) the resolutions authorizing the release of the Escrowed Funds are adopted by a majority of the Board of Managers of the Company (including the affirmative vote of the two independent managers); (b) a Rating Agency Confirmation (as defined in the Indenture) has been received that gives effect to the release or disposition of funds directed by the resolutions; or (c) the Company has received an opinion from a nationally recognized investment banking firm to the effect that, based on the revised harvest schedule and the other assumptions provided to such firm, the funds that would be available to the Company based on such harvest schedule, assumptions and otherwise under the Indenture after giving effect to the release or disposition of funds directed by such resolutions would be adequate (i) to pay Scheduled Amortization (as defined in the Indenture) on the Class A-1 and Class A-2 Timber Notes and (ii) to amortize the Class A-3 Timber Notes on a schedule consistent with the original harvest schedule as of July 9, 1998 (assuming that the Class A-3 Timber Notes are not refinanced on January 20, 2014).

      The Escrow Agreement provides that the Escrowed Funds are to be invested, as Salmon Creek shall instruct, in various specified types of investment grade securities or as approved by a majority vote of the Board of Managers of the Company (including the affirmative vote of the two independent managers). Income received from such investments will be added to the Escrowed Funds. The Escrow Agreement also contains typical provisions exculpating the Escrow Agent and providing that its duties are ministerial in nature.

                                     RATINGS

      The Timber Notes were given the following ratings at the time of their issuance:

                                                    RATING FOR
                                    ----------------------------------------
          RATING AGENCY             CLASS A-1       CLASS A-2      CLASS A-3
          -------------             ---------       ---------      ---------
Moody's.........................        A1             A3             Baa2
S&P.............................        A               A             BBB

      THE RATINGS ON THE TIMBER NOTES ADDRESS ONLY THE PAYMENT OF INTEREST WHEN DUE AND THE PAYMENT OF ALL PRINCIPAL BY JULY 20, 2028 (THE "FINAL MATURITY DATE") AND DO NOT ADDRESS PAYMENT OF PRINCIPAL AT ANY FASTER RATE OR THE PAYMENT OF ANY PREMIUM OR INTEREST ON PREMIUM. A SECURITY RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES, AND SUCH RATINGS MAY BE SUBJECT TO REVISION OR WITHDRAWAL AT ANY TIME.

      On November 24, 1998, Moody's announced that it has placed the Timber Notes on review for possible downgrade of their assigned rating. Moody's indicated that its rating action was prompted by the suspension by the CDF of Pacific Lumber's 1998 TOL on November 10, 1998. On February 24, 1999, Moody's announced that, given its continuing concerns about the status of Pacific Lumber's TOL, as well as its concerns regarding the status of negotiations on the Headwaters transactions and proposed changes to the Combined Plan, it was maintaining its review of the Timber Notes for possible downgrade. A copy of Moody's announcement is attached to this Supplement as Exhibit A.

      On February 18, 1999, Standard & Poor's Corp. announced that it had placed the Timber Notes on CreditWatch with negative implications. Standard & Poor's indicated the CreditWatch placement had been prompted by the potential set-asides and harvesting restrictions being proposed under the Headwaters Agreement. Standard & Poor's indicated that if the Headwaters Agreement was consummated, it would review the final closing documents related to the transaction to determine if further action was required. A copy of the Standard and Poor's announcement is attached to this Supplement as Exhibit B.

      The Company intends to begin meeting with the Rating Agencies in the near future regarding various matters related to the ratings of the Timber Notes.

                                    EXHIBIT A

      New York -- Feb 24 -- Moody's today released the following comment:

New York                                New York
Maureen Coen                            Everett Rutan
Managing Director                       Vice President - Senior Analyst
Structured Finance Group                Structured Finance Group
Moody's Investors Service               Moody's Investors Service
JOURNALISTS: (212) 553-0376             JOURNALISTS:  (212) 553-0376
SUBSCRIBERS: (212) 553-1653             SUBSCRIBERS:  (212) 553-1653

              MOODY'S MAINTAINS REVIEW ON SCOTIA PACIFIC TIMBER
                              COLLATERALIZED NOTES


$867 MILLION OF ASSET BACKED NOTES AFFECTED

      New York, <Rating Date Pending> -- On November 24, Moody's placed the three classes of Timber Collateralized Notes issued by Scotia Pacific Company LLC (Scotia) on review for possible downgrade. The securities affected are:

      $160.700 MM 6.55% Class A-1 Timber Collateralized Notes rated A1 $243.200 MM 7.11% Class A-2 Timber Collateralized Notes rated A3 $463.348 MM 7.71% Class A-3 Timber Collateralized Notes rated Baa2

      Moody's rating action was prompted by the fact that on November 10 the California Department of Forestry and Fire Protection (CDF) suspended the timber operator's license of The Pacific Lumber Company (Palco) for continued violations of forest practice rules. The impact of the license suspension has been minimized by Palco's use of contract loggers to maintain production. Furthermore, Palco's 1999 timber license is expected to be issued in the near future.

Moody's is also concerned with the status of the negotiations between Scotia, Palco and state and federal regulatory authorities over the sale of the Headwaters forest and approval of the Habitat Conservation Plan and

      Sustained Yield Plan (HCP/SYP). While the Headwaters forest is not owned by Scotia, and its sale does not directly benefit investors, the sale is contingent on acceptance of the HCP/SYP, which requires Scotia's consent. A variety of changes in the HCP/SYP, which were not envisioned when the transaction was structured last year, may result from these negotiations.

      These changes may reduce the expected timber harvest from the Scotia properties, and therefore reduce the cash flow available to service the debt. Inability to reach an agreement on the HCP/SYP and the Headwaters sale would increase the uncertainty regarding future allowable timber harvests, which would not be governed by comprehensive conservation and forestry plans.

      Moody's is maintaining its review of the Scotia notes for possible downgrade until the results of the Headwaters negotiations and their effect on the credit quality of the Scotia notes become clear. The availability of federal funding for the Headwaters sale expires March 1. Moody's is monitoring the process closely, and will continue to keep investors informed.

                                   EXHIBIT B


New York -- Feb 17 -- Standard and Poor's Corp. today released the following comment:

                                    * * *

      Standard & Poor's today placed its ratings on Scotia Pacific Company LLC's timber collateralized notes on CreditWatch with negative implications (see list below).

      The CreditWatch placement reflects the potential for the transaction to be adversely impacted by the "Headwaters Agreement," which is in its final stages of negotiation between the government and Maxxam and its subsidiary the Pacific Lumber Co. While consummation of the agreement is uncertain, harvesting restrictions and set-asides proposed by federal and California state regulators, not originally contemplated, would cause a decrease in original harvest assumptions. This could impact the required principal amortization and could potentially negatively impact collateral values and/or cashflows.

      As Maxxam and Pacific Lumber continue to negotiate and assess its options, Standard & Poor's will review the final agreement to determine the impact, if any, on the transaction.

                      OUTSTANDING RATINGS PLACED ON CREDIT
                        WATCH WITH NEGATIVE IMPLICATIONS


                                                                  RATING
      Class A-1 $160.700 million timber collateralized notes        A
      Class A-2 $243.200 million timber collateralized notes        A
      Class A-3 $463.348 million timber collateralized notes       BBB